Ritchie Bros. Auctioneers Incorporated 6500 River Road, Richmond, BC, Canada V6X 4G5

Tel: 604-273-7564 • Fax: 604-273-2405
April 14, 2009
VIA EDGAR
Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Dear Ms. Jacobs:
Re:	Ritchie Bros. Auctioneers Incorporated
Form 40-F for Fiscal Year Ended December 31, 2007
Filed February 21, 2008
Form 40-F for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 001-13425
This letter is written in response to the comment included in your letter dated March 31, 2009 regarding your review of our Form 40-F filings referenced above. We have included your original comments in bold text below for your convenience. References in this letter to “we”, “our” or “us” are to Ritchie Bros. Auctioneers Incorporated and its subsidiaries.
We also acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of United States.
Comments and Responses for 2008 Form 40-F
1)	We note the changes that you have made to the disclosure in this section (and in the corresponding section in Exhibit 3) in response to our letter dated November 26, 2008, in which we raised comments on your Form 40-F for the fiscal year ended December 31, 2007. However, in your conclusion regarding

Ms. Barbara J. Jacobs
April 14, 2009

the effectiveness of your disclosure controls and procedures, you recite only a portion of the definition of disclosure controls and procedures provided in Rule 13a-15(e). The rule requires that disclosure controls and procedures be “designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time frames specified in the Commission’s rules and forms,” and that they also be designed to ensure that “information required to be disclosed by an issuer...is accumulated and communicated to the issuer’s management...as appropriate to allow timely decisions regarding required disclosure.” In your response letter, please confirm, if true, that your disclosure controls and procedures for the period covered by your Form 40-F met all the requirements of Rule 13a-15(e). In future filings, please expressly tie your effectiveness conclusion to disclosure controls and procedures as set out in Rule 13a-15(e), or recite the entire definition.
We confirm that our disclosure controls and procedures for the period covered by our Form 40-F for the year ended December 31, 2008 met all the requirements of Rule 13a-15(e) under the Securities Exchange Act of 1934. In our future filings, we will expressly tie our effectiveness conclusion to disclosure controls and procedures as set out in Rule 13a-15(e).
Please contact me if you have any additional questions after reviewing our responses to your comments.
Sincerely,
/s/  Robert A. McLeod
Robert A. McLeod
Chief Financial Officer
Phone: (604) 233-5521
Email: rmcleod@rbauction.com